SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

            ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                    Investment Company Act File No. 811-04413

                  The undersigned,  a Delaware  business trust,  hereby notifies the U.S. Securities and Exchange Commission (the "Commission") that the Trust hereby adopts the Notification of Registration of Delaware Group Equity Funds IV, Inc., a Maryland corporation, under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name of Registrant:      Delaware Group Equity Funds IV
                         (a Delaware business trust, as successor registrant to Delaware Group Equity Funds IV, Inc., a Maryland corporation)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                         1818 Market Street
                         Philadelphia, PA 19103

Telephone Number (including area code):  (215) 255-1255

Name and address of agent for service of process:

                         Eric E. Miller, Esq.
                         1818 Market Street
                         Philadelphia, PA 19103

Check Appropriate Box:

                      Registrant is filing an Amendment to its Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

                              YES   [   ]                NO       [X] 1

Item 1.               Exact name of Registrant:  Delaware Group Equity Funds IV

Item 2.               State and Date of Organization:  Delaware; December 17,
                         1998

Item 3.               Form of Organization:  business trust

Item 4.               Classification of Registrant:  management company

Item 5(a).            Registrant is an open-end company.

Item 5(b).            Registrant is a diversified investment company.

Item 6.               Name and address of Investment Adviser of Registrant:

                         Delaware Management Company
                         a series of Delaware Management Business Trust 2005 Market Street
                         One Commerce Square
                         Philadelphia, PA 19103

Item 7.               Trustees and Officers of the Registrant:

                         Wayne A. Stork, Chairman and Trustee
                         David K. Downes, President, Chief Executive Officer,
                              Chief Operating Officer, Chief Financial Officer and Trustee
                         Walter P. Babich, Trustee
                         John H. Durham, Trustee
                         Anthony D. Knerr, Trustee
                         Ann R. Leven, Trustee
                         Thomas F. Madison, Trustee
                         Charles E. Peck, Trustee
                         Jan L. Yeomans, Trustee
                         Richard G. Unruh, Jr., Executive Vice President and
                              Chief Investment Officer, Equities
                         H. Thomas McMeekin, Executive Vice President and Chief
                              Investment Officer, Fixed Income
                         Richard J. Flannery, Esq., Executive Vice President and
                              General Counsel
                         Eric E. Miller, Esq., Senior Vice President, Deputy
                              General Counsel, Secretary
                         Joseph H. Hastings, Senior Vice President, Corporate
                              Controller
                         Michael P. Bishof, Senior Vice President, Treasurer Gerald S. Frey, Vice President, Senior Portfolio Manager

                     The address for each of the trustees and officers of the
                     Registrant:

                         1818 Market Street
                         Philadelphia, PA 19103

Item 8.              Not Applicable.

Item 9(a).           No.

Item 9(b).           Not Applicable.

Item 9(c). Yes. The Registrant, Delaware Group Equity Funds IV, proposes to begin a public offering of its shares of beneficial interest commencing after the closing of the reorganization of Delaware Group Equity Funds IV, Inc. (which is currently a registered investment company engaged in a public offering of its shares) into the Registrant, which is scheduled to occur on December 17, 1999, before 9:00 a.m. In this reorganization, the Registrant will receive all of the assets and liabilities of Delaware Group Equity Funds IV, Inc. in exchange for shares of the Registrant.

Item 9(d).           No.

Item 9(e).           Not Applicable.

Item 10.             Current value of Registrant's total assets:
                         None

Item 11.             No.

Item 12.             None.


                                   SIGNATURES

                  Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 15th day of December, 1999.


                                            DELAWARE GROUP EQUITY FUNDS IV


                                            By  /s/ ERIC E. MILLER
                                                Eric E. Miller, Senior Vice
                                                President and Secretary


Attest:    /S/ MICHAEL D. MABRY
           Michael D. Mabry, Vice President
           and Assistant Secretary


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1      On October 18, 1999, Delaware Group Equity Funds IV filed  Post-Effective
       Amendment No. 25 to the registration statement on Form N-lA of Delaware Group Equity Funds IV, Inc. in connection with the reorganization of Delaware Group Equity Funds IV, Inc. into Delaware Group Equity Funds IV. By and in Post-Effective Amendment No. 25, which was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act") to become effective on December 17, 1999, Delaware Group Equity Funds IV, as successor, adopted the registration statement on Form N-1A of Delaware Group Equity Funds IV, Inc. as its own registration statement pursuant to Rule 414 under the 1933 Act.